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                                                                      Exhibit 99


William A Osborn
Annual Shareholders Meeting
April 20, 1999

     1998 was the eleventh consecutive year of record earnings for Northern Trust. Net Income of $353.9 million was 14% ahead of 1997. Since 1994, the compound annual growth rate of net income is an exceptionally strong 18%. This strong performance has been fueled by revenue growth which has averaged 12% a year and controlled expenses which have grown at an average annual growth rate of 9%.

     A key driver of our revenue growth has been trust fees, which have grown at a compound annual rate of 16% since 1994. In addition to the excellent performance of our trust business, traditional banking services remain an important component of the products that we offer to our clients. Total deposits have grown at an average annual rate of 11% for the last five years and our loans have grown at an average annual rate of 12%.

     Our return on equity has increased significantly over the past couple of years. In both 1997 and 1998, we exceeded our target range of 18-20% and achieved a record ROE for this decade of 20.5% in 1998.

     Trust assets continue to grow dramatically. At the end of the first quarter of 1999, trust assets under administration totaled $1.3 trillion. That is an increase of 12% from a year ago. In this decade, trust assets have grown an average of 21% per year. This is a key driver for the growth of our business. New and existing clients are placing more assets with us and we are expanding the services that we offer them.

     Assets under management have also grown significantly and now total $243 billion, an increase of 12% over the first quarter of 1998. In this decade, the average annual growth rate of managed assets has been 19%. In our Corporate and Institutional Services business, we have $167 billion under management and in our Personal Financial Services unit, we have $76 billion under management.

Personal Financial Services
---------------------------

     I'd like to spend a few moments talking about our two client-focused businesses. In our personal business, Northern is unique in the depth and breadth of offices we have in attractive, high growth markets. Through our network of 69 offices in 7 states, we currently reach 22% of the millionaire population that we define as households with $1 million or more of investable assets. In the U.S., this market is projected to grow at 8.3% per annum over the next five years versus the overall population growth of 1% for the same period. Northern's success in this relationship-oriented business is evidenced by the results of recent client surveys. The overall ratings from our client base were outstanding across the board with over 93% of our clients highly satisfied or satisfied with our service. Over 80% of our clients have referred prospects to us.

     Within PFS we also have our Wealth Management business whose target market is primarily families with $100 million or more in investable assets and who use multiple

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investment managers. With 195 families and over $39 billion in trust assets,
Northern has the largest market share in this segment.

     As another method for distribution of our products and interaction with clients, our Private Passport product offers internet access for home banking. In May, a new release will provide clients access to the Trust/Investment Management, Banking, Northern Funds, and Northern Trust Securities, Inc. accounts. We believe that these new capabilities will put us ahead of much of the competition in the industry. The use of technology and the internet is a key growth initiative for us in both PFS and C&IS.


     Our PFS franchise continues to grow. Our expansion strategy is twofold - to fill in opportunities in existing states and to expand our network to new states. Last year we added two states to our ever increasing PFS network of offices: Colorado and Michigan. We also added two new offices in Illinois, Logan Square and Glenview, and an office in Beverly Hills, CA. So far in 1999, we have opened a new office in Grand Rapids, MI and converted our representative office in Indian Wells, CA to a full-service office. Within the next few months, we will be opening new offices in Hinsdale, IL, Lakewood Ranch, FL, Marin County, CA, and the new Northwestern Medical Center here in Chicago. We are also planning to move into Seattle, WA and Milwaukee, WI which will give us our eighth and ninth states. A new office in Sun Lakes, AZ, southeast of Phoenix, is planned for later in the year or early 2000, bringing our total to 76 offices by early next year. PFS expansion is a key strategic initiative for us.

Corporate and Institutional Services
------------------------------------

     Our Corporate and Institutional Services unit serves large corporations, financial institutions, international entities and foundations and endowments. We currently have clients in 34 different countries and nearly $1.2 trillion of assets under administration which includes $206 billion of global custody assets. We are one of only six major global custodians in the world and the growth characteristics due to the globalization of investing are very strong. Expansion of our global custody capabilities around the world is another key initiative for us.

     One of the keys to our success in this business is technological capabilities. Our Northern Trust Passport product continues to be leading edge with an emphasis on risk and performance services and we are increasingly using the internet to deliver services to our clients. Our focus on technology was also evident when in January, after many months of planning and preparation, Northern completed a smooth and successful conversion to the new Euro currency. On January 2nd, we were one of the first global custodians to release on-line reporting data to clients and investment managers. We received very high marks from clients on this transition.

     Our Year 2000 project is also progressing on plan. As of March 31, we have spent $25 million of the $35 million total cost that we have estimated for this project. Northern has completed 100% of the renovation and testing of mission critical systems. During 1999, we are focusing on additional internal testing, testing with outside parties, and contingency planning.

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Northern Trust Global Investments
---------------------------------

     Now, I'd like to review our Northern Trust Global Investments. Our world class investment organization supports both our personal and corporate clients, and is an important element in the success of our business strategy. With $243 billion under management, Northern is the 15th largest U.S. investment manager and the 6th largest manager of tax-exempt assets. NTGI also ranked 5th in overall new business for 1998. We are very focused on growing our managed assets. We added a high yield capability to our fixed income products in late 1998 and we are taking steps to further broaden our product line, perhaps with the acquisition of a value style investment manager. Expansion of our product line in investments is another key initiative for us.

     Our overall investment performance has been terrific. Our two mutual fund families, Northern Funds and Northern Institutional Funds, which have grown to $25 billion, achieved outstanding performance in 1998. 24 of our funds received an "A" or "B" ranking in the Wall Street Journal Quarterly Fund review and 11 funds received ratings of "4 stars" or "5 stars" from Morningstar. In addition to our new website for the Northern Funds at www.northernfunds.com, we have increased the marketing exposure of our investment products both through direct mail and print advertising and we now have five of our funds distributed through the Schwab One program.

     Strong earnings performance has carried forward into 1999. Our first quarter results were released yesterday. Trust fees grew 16%, driven by strong new business and a favorable U.S. stock market. Trust fees represented 53% of total revenues in the first quarter and are a very consistent, high-quality component of our revenue stream. Net income of $95.1 million was up 12% from the first quarter of 1998 and resulted in earnings of $0.82 per share. New trust fee business was up 47% in PFS and 17% in C&IS - a terrific start to the year. We are optimistic that 1999 will be another record year.

     Now let me review how we are doing compared to our strategic financial targets. ROE for 1998 was 20.5% which exceeds our target range of 18-20%. In the first quarter, our ROE was 20.6%, representing the 8th consecutive quarter over 20%. Earnings per share grew 14% in 1998 and 12% in the first quarter of this year, both of which are over our minimum target level of 10%. We are also making excellent progress toward our productivity goal of 160%. In 1998, we made $1.59 in revenue for every $1.00 in expenses. Our productivity ratio for the first quarter was 158% and we anticipate achieving the 160% target for the full year 1999.

     Our strong financial performance coupled with the robust stock market has resulted in extraordinary performance of our stock price, which rose 25% in 1998 and was the sixth highest performing institution of the 30 largest banks in the United States. The stock price has increased 5.5 times since 1994 - just over 4 years ago. This is well ahead of the performance of the S&P500 and the KBW index of 50 banks. If you had invested $100 in Northern Trust stock on January 1, 1995, your investment would have grown to over $550 today.

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Finally, I want to thank our employees worldwide for their hard work and dedication which has led to our record performance; our clients for their confidence and trust in placing their business with Northern; and our Board of Directors for their advice, counsel and support. We continue to be very optimistic about the future of your company.

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Forward-Looking Statements

This edited version of Mr. Osborn's remarks may be deemed to include forward-looking statements, such as statements that relate to financial goals, business outlook, expansion plans and credit quality. Actual results could differ materially from those indicated by these statements. Northern Trust's 1998 Annual Report to Shareholders and the section of this Quarterly Report on Form 10-Q for March 31, 1999 captioned "Forward-Looking Information", contain additional information about factors that could affect actual results.